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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )(1)


                                drkoop.com, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    262098106
                                 (CUSIP Number)

                                 August 22, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1 (b)

     /X/ Rule 13d-1 (c)

     / / Rule 13d-1 (d)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 5 Pages

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CUSIP No. 262098106                                            Page 2 of 5 Pages

                                      13G
       1       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               J. F. SHEA CO., INC.  (94-1530032)

       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /
                                                                         (b) / /

       3       SEC USE ONLY


       4       CITIZENSHIP OR PLACE OF ORGANIZATION

               NEVADA

        NUMBER OF              5  SOLE VOTING POWER

          SHARES                       8,571,429

       BENEFICIALLY            6       SHARED VOTING POWER

         OWNED BY              7       SOLE DISPOSITIVE POWER

           EACH                        8,571,429

        REPORTING              8       SHARED DISPOSITIVE POWER

       PERSON WITH

       9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,571,429

      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                       / /

      11       PERCENTAGE CLASS REPRESENTED BY AMOUNT IN ROW 9

               19.7%

      12       TYPE OF REPORTING PERSON*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 5

      ITEM 1.

         (a)      NAME OF ISSUER:

                  drkoop.com, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  7000 North Mopac, Suite 400, Austin, Texas 78731
      ITEM 2.

         (a)      NAME OF PERSON FILING:

                  J. F. Shea Co., Inc.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  655 Brea Canyon Road, Walnut, California 91789

         (c)      CITIZENSHIP:

                  Incorporated in the State of Nevada

         (d)      TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share

         (e)      CUSIP NUMBER:

                  262098106

     ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Inapplicable

     ITEM 4.   OWNERSHIP.

        (a)    Amount Beneficially Owned:

               8,571,429 Shares of Issuer's Common Stock

        (b) Percent of Class:

               19.7%



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                                                                     Page 4 of 5


         (c)      Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote 8,571,429 shares

         (ii)     shared power to vote or to direct the vote -0-

         (iii) sole power to dispose or to direct the disposition of 8,571,429 shares

         (iv)     shared power to dispose of or to direct the disposition of -0-

     ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Inapplicable.

     ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Inapplicable.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Inapplicable.

     ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Inapplicable.

     ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Inapplicable.

     ITEM 10.  CERTIFICATIONS.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






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                                                                     Page 5 of 5

                                             SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:    August 31, 2000                       J. F. Shea Co., Inc.


                                                     By: /s/ Edmund H. Shea, Jr.
                                                     Name: Edmund H. Shea, Jr.
                                                     Title: Vice President